Exhibit 21

Subsidiaries of the Company:

Instruments & Calibration Sweden AB	Sweden
MTS 1, LLC	Minnesota
MTS 2, LLC	Minnesota
MTS Automotive Sensors GmbH	Germany
MTS Holdings France, SARL	France
MTS Japan Ltd.	Japan
MTS Korea, Inc.	Republic of Korea
MTS Sensor Technologie GmbH and Co. KG	Germany
MTS Sensor Technologie und Verwaltungs-GmbH	Germany
MTS Sensor Technology Corp	Japan
MTS Systems B.V.	Netherlands
MTS Systems (China) Co., Ltd.	People’s Republic of China
MTS Systems Finance C.V.	Netherlands
MTS Systems GmbH	Germany
MTS Systems Ltd.	United Kingdom
MTS Systems Norden AB	Sweden
MTS Systems SAS	France
MTS Systems Srl	Italy
MTS Systems Switzerland GmbH	Switzerland
MTS Testing Solutions India Private Limited	India
MTS Testing Systems (Canada) Ltd.	Ontario, Canada